Exhibit 99.119

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS WIDE, HIGH-GRADE INTERCEPTS AT TIMMINS MINE
INCLUDING 13.55 GPT OVER 50.80 METRES AND 61.35 GPT OVER 15.00 METRES

•                 650-127 intersects 13.55 gpt over 50.80 m in previously untested area between Ultramafic and Footwall zones below 650 Level, limited drilling to east and west and to depth indicates potential for resource expansion.

•                 650-125 intersects 61.35 gpt over 15.00 m, including 122.65 gpt over 6.70 m, 650-094 intersects 20.34 gpt over 14.50 m, 650-096 intersects 18.84 gpt over 22.23 m, 650-097 intersects 14.85 gpt over 18.00 m, 650-101 intersects 16.23 gpt over 11.60 m and 650-106 intersects 11.59 gpt over 29.50 m in Ultramafic Zone near upper portion of current mining block on 650 Level, confirms continuity of mineralization and potential for increased resource grades approaching 525 Level.

•                 650-093 intersects 6.90 gpt over 11.35 m, 650-096 intersects 7.74 gpt over 12.70 m, 650-126 intersects 5.08 gpt over 19.90 m and 650-090 intersects 4.94 gpt over 22.20 m, confirms continuity of Footwall Zone near 650 Level.

Toronto, Ontario (August 10, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 51 holes (8,708 m) of the 2010 drill program at the 100% owned Timmins Mine. The focus of the new drill holes was to provide definition of the Ultramafic and Footwall zones surrounding the 650 Level as well as to explore for new high-grade mineralization along strike and to depth.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are very encouraging as they include excellent grades and widths which highlight the potential to greatly expand resources and increase resource grades. 650-127 is among the best intercepts we have reported at Timmins Mine and lies between the Ultramafic and Footwall zones. The results also provide numerous examples of high grades and good widths above 650 Level which suggest the potential for increased grades as we proceed upwards. Initial test stoping between the 630 and 650 Levels commenced near the end of July and, while there has been limited processing of material from the Ultramafic 1A zone, results to date from the mill indicate that the grades are matching very closely to those in the mine plan.”

Significant results from the new drilling include intercepts of 61.35 gpt over 15.00 metres, including 122.65 gpt over 6.70 m, from 650-125, 20.34 gpt over 14.50 m in 650-094, 18.84 gpt over 22.23 m in 650-096, 14.85 gpt over 18.00 m in 650-097, 16.23 over 11.60 m in 650-101 and 11.59 gpt over 29.50 m in 650-106, all between 30 and 60 m above the 650 Level and above the central mining block which is being prepared for production at the end of August. These holes are being drilled to infill large gaps in previous drilling and provide confidence for mine planning and suggest that, as expected from the initial resource estimate, the overall grade of the Ultramafic Zone increases towards the 525 Level.

The new drilling also includes significant new results from the Footwall Zone which is located approximately 50 to 75 metres into the hangingwall of the Ultramafic Zone, including 13.55 gpt over 50.80 m in 650-127, 6.90 gpt over 11.35 m in 650-093, 7.74 gpt over 12.70 m in 650-096, 5.08 gpt over 19.90 m in 650-126 and 4.94 gpt over 22.20 m in 650-090. 650-127 was drilled into an untested gap between the Ultramafic and Footwall zones approximately 50 m below the 650 Level, 25 metres down plunge of recent Hole 650-079, which intersected 7.52 gpt over 20.30 m and 60 metres up-plunge of recent Hole 650-068, which intersected 8.84 gpt over 22.50 m. Review of data in this area suggests that 650-127 represents one of the best intersections in the Footwall Zone to date and that there is limited to no previous drilling within 60 metres to the east and west or below the new intersection. Data also indicates that this portion of the Footwall Zone which was intersected may be plunging to the west and merging with the Ultramafic Zone. As such, the potential for broader zones and additions to resources in this area seems excellent.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drill program at the Timmins Mine property is Stephen Conquer, P.Geo. and the QP for resource estimation at Timmins Mine is Bob Kusins, P.Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information for the property and have verified the data disclosed in this press release. Both QPs are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Samples are obtained from BQTK-sized diamond drill core, with roughly 25% of sampled core being sawn in half and the remaining 75% being whole core sampled. All remaining core materials, including the remaining half of sawn core is retained on site in a secure location. Drill core samples are stored for sample preparation and gold analysis performed by ALS Chemex. ALS Chemex is an ISO 9001-200 registered laboratory, preparing for ISO 17025 certification. Drill core samples are transported in security-sealed bags to ALS Chemex’s Timmins Sample Preparation Facility. Sample preparation is completed in Timmins, and the prepared sample pulps are then transported to ALS Chemex’s analytical laboratory in Vancouver, BC. Gold grades are obtained on all samples via Fire Assay with Atomic Absorption finish, using 50g aliquots. For samples that return a gold content greater than 3 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish, again using a 50g aliquot.

Additional information regarding exploration and resources at Timmins Mine is set out in the technical report entitled, “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada,” dated October 1, 2009, filed on SEDAR on October 6, 2009 (www.sedar.com).

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Timmins Mine – Significant New Assay Results from Underground Drilling

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
650-066	97.50	106.00	23.26	8.50	UM Other
incl	99.80	105.00	36.56	5.20
650-071	41.00	42.50	12.69	1.50	FW
	48.50	50.00	12.97	1.50
650-076C	50.00	90.70	4.93	40.70	UM1
incl	50.00	66.30	3.10	16.30
and	70.30	90.70	7.36	20.40	FW
650-077	53.10	66.10	9.16	13.00	UM1
	90.20	94.90	9.81	4.70	Upper FW
650-084	68.00	78.50	5.95	10.50	UM1
	109.00	111.50	5.85	2.50	FW
650-085	45.90	54.40	8.80	8.50	UM1
	64.00	73.00	4.91	9.00	UM1/2
	94.30	95.80	10.92	1.50	Upper FW
	157.10	161.10	5.37	4.00	FW
650-086	75.00	76.10	40.89	1.10	UM1/UM2
	99.50	100.70	10.65	1.20	Upper FW
650-087	68.40	77.10	6.66	8.70	UM1
	123.00	127.70	13.18	4.70	Upper FW
650-088	24.00	26.10	3.97	2.10
	40.00	44.00	3.97	4.00	UM1/FW Ct
650-089	30.20	42.80	4.55	12.60	UM1
	68.60	70.80	6.76	2.20	Upper FW
	85.80	93.30	9.28	7.50	FW
650-090	63.20	85.40	4.94	22.20	UM1
	121.50	124.90	7.42	3.40	FW
	175.30	179.60	6.54	4.30	FW
650-091	66.70	85.50	9.54	18.80	UM1
incl	66.70	69.20	29.61	2.50
	93.90	96.90	13.50	3.00	Upper FW
	122.20	124.10	16.47	1.90	FW
	137.90	141.70	5.95	3.80	FW
650-093	33.00	42.00	9.36	9.00	UM1
	71.50	74.80	3.66	3.30	Upper FW
	87.30	98.65	6.90	11.35	FW
650-094	33.00	47.50	20.34	14.50	UM1
incl	35.50	40.30	53.37	4.80
	75.30	81.00	11.77	5.70	Upper FW
	90.70	92.50	24.00	1.80	FW
650-096	32.70	55.00	18.84	22.30	UM1
incl	38.60	40.50	65.42	1.90
and	46.00	49.20	30.77	3.20
	76.00	88.70	7.74	12.70	Upper FW
incl	82.30	85.20	16.77	2.90
	105.90	108.10	10.49	2.20

Timmins Mine - Significant New Assay Results from Underground Drilling

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
650-097	32.50	50.50	14.85	18.00	UM1
incl	43.00	49.50	30.29	6.50
	76.50	78.00	22.53	1.50	Upper FW
650-098	30.40	40.40	8.97	10.00	UM1
incl	36.00	37.80	23.25	1.80
	97.40	99.30	20.86	1.90	FW
650-099A	167.00	173.40	5.12	6.40	FW
650-100A	34.00	41.00	20.66	7.00	UM1
incl	34.00	35.50	59.65	1.50
	68.20	77.50	4.28	9.30
650-101	33.00	44.60	16.23	11.60	UM1
incl	36.00	37.00	98.20	1.00
650-102	56.00	59.20	9.83	3.20	UM1
	125.00	127.70	6.93	2.70	FW
650-104	68.90	76.50	8.10	7.60	UM1
650-105	64.50	67.60	5.59	3.10	UM1
	77.00	80.85	7.66	3.85	Upper FW
incl	78.00	78.90	20.94	0.90
	89.10	95.90	4.52	6.80	FW
	144.40	158.75	3.47	14.35	FW
incl	155.00	158.75	5.73	3.75
650-106	60.50	90.00	11.59	29.50	UM1
incl	68.50	90.00	15.13	21.50
incl	74.00	77.50	46.42	3.50
650-109	93.40	94.70	8.37	1.30	Upper FW
650-110	99.10	100.40	3.92	1.30	Upper FW
	121.90	124.60	6.19	2.70	FW
650-111	29.20	36.40	10.78	7.20	UM1
	55.40	60.90	5.44	5.50	UM2
	77.50	81.10	6.15	3.60	FW
650-112	28.10	32.80	16.49	4.70	UM1
	37.50	38.30	46.30	0.80	UM1
650-113	28.00	35.40	2.53	7.40	UM1
	110.50	112.50	14.77	2.00	FW
650-114	31.70	57.00	4.41	25.30	UM1
650-115	32.40	35.50	6.42	3.10	UM1
650-116	29.90	33.20	4.18	3.30	UM1
650-117	70.40	82.30	6.47	11.90	UM1
	95.20	97.40	7.43	2.20	UM2
	129.70	132.60	3.63	2.90	FW
	144.20	146.20	14.00	2.00	FW
650-118	28.90	33.10	2.23	4.20	UM1
650-119	48.30	59.60	6.74	11.30	UM1
incl	54.70	59.60	12.89	4.90
	78.30	82.10	3.54	3.80	UM2
	115.00	119.40	14.91	4.40	FW
incl	119.10	119.40	139.00	0.30

Timmins Mine – Significant New Assay Results from Underground Drilling

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
650-120	56.20	57.50	8.44	1.30	UM1
	78.50	84.80	9.98	6.30	UM2
650-121	37.20	48.70	4.07	11.50	UM1
incl	45.30	47.40	5.76	2.10
650-122	47.20	48.90	5.66	1.70	UM1
	74.80	81.80	3.76	7.00	UM2
650-123	112.90	119.20	12.92	6.30	UMU
	169.30	171.80	4.48	2.50	FW
650-124	47.00	48.70	5.41	1.70	UM1
	75.60	78.50	23.44	2.90	UM2
	87.00	91.70	3.89	4.70	Upper FW
650-125	56.40	71.40	61.35	15.00	UM1
incl	61.00	67.70	122.65	6.70
incl	62.40	65.70	224.63	3.30
	92.90	96.70	5.41	3.80	Upper FW
650-126	83.20	104.80	5.69	21.60	UM1/Upper FW Ct
incl	100.50	104.80	8.25	4.30
	171.80	191.70	5.08	19.90	FW
incl	187.10	189.50	8.26	2.40
650-127	86.40	137.20	13.55	50.80	UM1/Upper FW
incl	86.40	102.10	26.10	15.70
incl	96.50	101.10	49.86	4.60
and	112.00	119.20	16.97	7.20

Notes:

1)                         Holes 650-076, 650-076A, 650-76B, 650-092, 650-099, 650-100, 650-103, 650-107, 650-108 returned no significant values.

2)                         Results from Hole 650-066 are in addition to those previously reported for this hole on April 27, 2010.

3)                         Assays are reported uncut.

4)                         True widths are not reported at this time.

Figure 1. Plan View

N
650-126
5.08 /19.90m
650-127
13.55 /50.80m
650-123
12.92 /6.30m
650-126
5.69 /21.60m
650-096
7.74 /12.70m
10.49 /2.20m
650-066
23.26 /8.50m
incl. 36.56 /5.20m
650-100A
20.66 /7.00m
650-101
16.23 /11.60m
650-077
9.16 /13.00m
650-091
13.50 /3.00m
16.47 /1.90m
5.95 /3.80m
650-091
9.54 /18.80m
650-106
11.59 /29.50m
650-125
61.35 /15.00m
650-093
9.36 /9.00m
6.90 /11.35
650-094
20.34 /14.50m
11.77 /5.70
650-096
18.84 /22.30m
650-097
14.85 /18.00m
8000
7800
4600
4700
4800
Legend
UM Zones
FW Zones
Composites:
gpt Au over Meters
Timmins Mine
650 Level
Shaft
0
15
30
60
Meters
LAKE SHORE
GOLD CORP.
TIMMINS MINE
650 LEVELPLAN
Date: August, 2010
File: 650levelplan_aug_2010.mxd
Name: